Exhibit 99.1

Lifezone Metals Announces Receipt of Licence from Government of Tanzania for the Kabanga Nickel Project
Multi-Metal Processing Facility at Kahama

Kahama Area Formally Declared a Special Economic Zone

Marks Another Important Step for Tanzania Towards Establishing Transformational Method of Metals Recovery
and Full In-Country Beneficiation

March 21, 2024

New York (United States) – Lifezone Metals Limited’s (NYSE: LZM) Chief Executive Officer, Chris Showalter, is pleased to announce that the Company has received a Multi-Metal Processing Facility Licence from the Government of Tanzania to refine nickel, copper and cobalt from its Kabanga Nickel Project at Kahama, located beside Barrick Gold’s former Buzwagi Gold Mine.

The Kabanga Nickel Project is located in the north-west Tanzania and is believed to be one of the world’s largest and highest-grade undeveloped nickel sulfide deposits. The Kahama Multi-Metal Processing Facility (“the Kahama Refinery”) site is located approximately 340 kilometers south-west of Kabanga. Lifezone’s subsidiary, Tembo Nickel Corporation Ltd. (“Tembo Nickel”) is the operating entity for Kabanga and Kahama, and is 16% owned by the Government of Tanzania.

Notably, through the application of Lifezone’s Hydromet Technology, Kabanga and Kahama will be able to produce finished metals in-country, potentially reducing capital and operating costs, as well as reducing costs associated with transport of concentrate or other intermediate products. Full in-country beneficiation will contribute towards local content optimization and eventually national development through the principle of equitable sharing of economic benefits. A Definitive Feasibility Study for the Kabanga Nickel Project remains on track for completion by Q3 2024.

Lifezone Metals’ Hydromet Technology is a transformational method of metals recovery that has the potential to replace smelting for base and precious metals refining. Pyrometallurgical smelting is one of the largest contributors to pollutive gas emissions, greenhouse gases and energy inefficiency in the production of metals products and the use of Hydromet Technology will help to unlock nickel, copper and cobalt from Kabanga, providing lower cost, lower emissions (relative to smelting) and traceable metals for Electric Vehicles batteries and to support the global energy transition.

Mr. Showalter stated: “The ongoing level of commitment and support that we have received from the Government of Tanzania in the advancement of our Kabanga Nickel Project is exemplary. With the receipt of our Kabanga Special Mining Licence, and now the Kahama Refinery Licence, we have a clear path to delivering a direct-to-metal solution and enabling the production of nickel, copper and cobalt in Tanzania and by Tanzanians.”

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Speaking at the ceremony, Minister of Minerals, Hon. Anthony Mavunde stated (translated from Swahili): “The construction of a multi-metals refinery will be a solution to metals mining companies in country that are forced to export concentrates to refineries abroad. I urge all miners who have been experiencing this challenge to work closely with the Government to ensure that we all succeed in ensuring full in-country beneficiation is achieved in the mining sector, by processing in-country and exporting finished products. […] Today’s event is a historical one for our country, as we progress to having a large multi-metal refinery that will use hydrometallurgy technology.”

In addition, the Shinyanga Regional Commissioner, Hon. Anamringi Macha said (translated from Swahili): “The investment by Tembo Nickel’s Multi-Metals Refinery will help change the face of the Kahama district and the Shinyanga Region by increasing formal and informal employment opportunities for citizens, but it is also another step in the history of Shinyanga region; where the mining sector has played a major role in the economic development of our region.”

Figure 1: Lifezone’s CEO, Chris Showalter, receives the Kahama Refinery Licence with a handshake from the Minister of Minerals, Hon. Anthony Mavunde.

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The issuance of the Kahama Refinery License follows the formal gazettement of the Special Economic Zone (Declaration) Notice, 2024 which declared the Buzwagi Mining Area, within Kahama District in Shinyanga Region, a Special Economic Zone. The Kahama Refinery will be located within the Special Economic Zone, which will provide certain tax and other economic benefits for the Project.

In addition, the Kahama Refinery stands to benefit from access to a highly trained workforce and legacy infrastructure from the Buzwagi Gold Mine, including existing camp and office buildings, regional power connections, airstrip, road connections and railway in near proximity. This “plug-and-play” industrial hub brings significant project execution and capital cost benefits, as well as turning a past-producing mine liability into a long-term asset. Lifezone will not be taking on any legacy liabilities in relation to the closure of the Buzwagi Gold Mine.

Figure 2: Map showing the locations of the Kabanga Nickel Project and Kahama Refinery within Tanzania. Kahama sits at the site of Barrick Gold’s past producing Buzwagi Gold Mine and stands to benefit from access to existing mining infrastructure.

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Figure 3: Government of Tanzania representatives together with the Lifezone / Tembo Nickel team at the ceremony celebrating the signing of the Kahama Refinery Licence.

First row – from left: Hon. Msafiri Mbibo, Deputy Permanent Secretary Ministry of Minerals, Hon. Constantine Kanyasu, On behalf of the Chairperson for Energy and Minerals Parliamentary Committee, Hon. Dr. Steven Kiruswa Deputy Minister of Minerals, Hon. Anthony Mavunde Minister of Minerals, Mwajabu Nyamkomera, On behalf of the Dodoma Regional Commissioner, Hon. Anamringi Macha, Shinyanga Regional Commissioner, HE. Ambassador. Batilda Buriani, Tanga Regional Commissioner. Second row – from left: Eng. Yahya Samamba, Executive Secretary Mining Commission, Frank Kilua, CFO Tembo Nickel, Eng. Joseph Kumburu, Kahama Resident Mine Officer, Saimon Sanga, CHRO Tembo Nickel, Hon. Mboni Mhita, DC Kahama District, Chris Showalter, Lifezone CEO, Prof. Nehemia Osoro, Tembo Nickel Board Director, Royal Lyanga, Tembo Nickel Board Director, Rebecca Stephen, Kabanga Site General Manager, Emmanuel Dos Ramos, Tembo Nickel COO, Mariagoreth Charles, Tembo Nickel Corporate Communications Manager, Dr. Abdulrahman Mwanga, Mining Commissioner.

Contact

Investor Relations – North America	Investor Relations – Europe

Evan Young	Ingo Hofmaier
SVP: Investor Relations & Capital Markets	Chief Financial Officer
evan.young@lifezonemetals.com	ingo.hofmaier@lifezonemetals.com

Media Enquiries	Tanzania Media Enquiries

David Petrie	Mariagoreth Charles
Manager: Corporate Communications	Tembo Nickel Corporate Communications Manager
david.petrie@lifezonemetals.com	Mariagoreth.Charles@kabanganickel.com

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About Lifezone Metals

At Lifezone Metals (NYSE: LZM), our mission is to provide cleaner and more responsible metals production and recycling. Using a scalable platform underpinned by our Hydromet Technology, we offer lower energy, lower emission and lower cost metals production compared to traditional smelting.

Our Kabanga Nickel Project in Tanzania is believed to be one of the world’s largest and highest-grade undeveloped nickel sulfide deposits. By pairing with our Hydromet Technology, we are working to unlock a new source of LME-grade nickel, copper and cobalt for the global battery metals markets, and empower Tanzania to achieve full in-country value creation and become the next premier source of Class 1 nickel. A Definitive Feasibility Study for the project is due for completion by Q3 2024.

Through our US-based, platinum, palladium and rhodium recycling joint venture, we are working to demonstrate that our Hydromet Technology can process and recover platinum group metals from responsibly sourced spent automotive catalytic converters in a cleaner and more efficient way than conventional smelting and refining methods.

www.lifezonemetals.com

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995 regarding, amongst other things, the plans, strategies, and prospects, both business and financial, of Lifezone Metals Limited and its subsidiaries and/or affiliates.

Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters; provided that the absence of these does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results of Lifezone Metals, future opportunities for Lifezone Metals, including the efficacy of Lifezone Metals’ hydrometallurgical technology (Hydromet Technology) and the development of, and processing of mineral resources at, the Kabanga Project, and other statements that are not historical facts.

These statements are based on the current expectations of Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lifezone Metals and its subsidiaries. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions; global inflation and cost increases for materials and services; reliability of sampling; success of any pilot work; capital and operating costs varying significantly from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; changes in government regulations, legislation and rates of taxation; inflation; changes in exchange rates and the availability of foreign exchange; fluctuations in commodity prices; delays in the development of projects and other factors; the outcome of any legal proceedings that may be instituted against the Lifezone Metals; our ability to obtain additional capital, including use of the debt market, future capital requirements and sources and uses of cash; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; the acquisition of, maintenance of and protection of intellectual property; Lifezone’s ability to achieve projections and anticipate uncertainties relating to our business, operations and financial performance, including: expectations with respect to financial and business performance, financial projections and business metrics and any underlying assumptions; expectations regarding product and technology development and pipeline; the effects of competition on Lifezone Metals’ business; the ability of Lifezone Metals to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Lifezone Metals to reach and maintain profitability; enhancing future operating and financial results; complying with laws and regulations applicable to Lifezone Metals’ business; Lifezone Metals’ ability to continue to comply with applicable listing standards of the NYSE; the ability of Lifezone Metals to maintain the listing of its securities on a U.S. national securities exchange; our ability to comply with applicable laws and regulations; stay abreast of modified or new laws and regulations applying to our business, including privacy regulation; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (SEC).

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The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change. However, while Lifezone Metals may elect to update these forward-looking statements in the future, Lifezone Metals specifically disclaims any obligation to do so.

These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results in such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which are based upon information available to us as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. In all cases where historical performance is presented, please note that past performance is not a credible indicator of future results.

Except as otherwise required by applicable law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data, or methods, future events, or other changes after the date of this communication, except as required by applicable law.

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